

09057758

UNITED STATES
.IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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JAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

ᴋᴄᴿʙᴴᴴ392ᴋ

8-53159

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2008___AND ENDING___December 31, 2008_

_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Retirement Plan Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 W. Adams St.   Suite 2175

_____(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James T. O'Connor _____ (573)659-4443

_____(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Russell P. Cannizzo, CPA c/o Russell P. Cannizzo & Company

_____(Name – if individual, state last, first, middle name)

415 E. Golf Rd   #119   Arlington Hts., Illinois   60005

(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

Section

FEB 23 2009

Washington, DC

111

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __James T. O'Connor_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Retirement Plan Advisors, Inc._____, as of __December 31_____, 20__08____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Retirement Plan Advisors, Inc.
Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTENTS

Russell P. Cannizzo & Company

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

415 E. GOLF ROAD
SUITE 119
ARLINGTON HEIGHTS, ILLINOIS 60005

(847) 718-0964
FAX # (847) 718-0965
E-MAIL: CONTACTUS@RPCCO.COM

INDEPENDENT AUDITORS' REPORT

January 21, 2009

To the Board of Directors
Retirement Plan Advisors, Inc.
Chicago, Illinois

We have audited the accompanying statements of financial condition of Retirement Plan Advisors, Inc. (a corporation), as of December 31, 2008 and 2007 and the related statements of operations, cash flows and changes in stockholders' equity for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Retirement Plan Advisors, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

	2008	2007
ASSETS		
Current Assets		
Cash	$ 102,365	$ 101,679
Prepaid income taxes	4,867	-
Total Current Assets	107,232	101,679
Property and Equipment		
Computer Equipment	11,820	11,820
Office Furniture	4,722	4,722
Telephone System	4,690	4,690
	21,232	21,232
Less Accumulated Depreciation	(21,232)	(20,895)
Net Property and Equipment	-	337
TOTAL ASSETS	$ 107,232	$ 102,016
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accrued Income Taxes Payable	$ -	$ 2,886
Total Current Liabilities	-	2,886
Deferred Income Taxes	-	71
Total Liabilities	-	2,957
Stockholders' Equity		
Common Stock: 100,000 Authorized, No Par Value,		
100,000 Shares Issued and Outstanding	57,200	57,200
Additional Paid In Capital	31,263	31,263
Retained Earnings	90,269	82,096
Less: Treasury Stock, 1,375 Shares at $52	(71,500)	(71,500)
Total Stockholders' Equity	107,232	99,059
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 107,232	$ 102,016

The accompanying notes are an integral part of this statement.

RETIREMENT PLAN ADVISORS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUES		
Commission income	$ 2,421,273	$ 2,299,428
Consulting and service fees	311,480	293,380
Total revenues	2,732,753	2,592,808
OPERATING EXPENSES		
Administration/operations charges	1,224,579	1,268,419
Bank charges	44	-
Business development	-	150
Compliance fees	689	720
Computer technology charges	4,904	-
Depreciation	337	675
Insurance	139,433	123,913
Licenses and permits	21,632	14,660
Payroll wages	1,199,444	1,031,766
Payroll taxes	84,619	72,239
Payroll processing fees	1,586	1,475
Professional fees	9,156	8,393
Recruiting fees	600	2,500
Relocation expenses	-	10,000
Retirement plan contribution	37,994	31,900
Total Operating Expenses	2,725,017	2,566,810
Operating Income	7,736	25,998
Other Income		
Interest income	5,186	8,997
Total other income	5,186	8,997
Income Before Income Taxes	12,922	34,995
Income Tax Expense		
Federal income taxes	3,156	6,300
State Income Taxes	1,664	3,300
Deferred income taxes	(71)	(143)
Total Income Tax Expense	4,749	9,457
Net Income	$ 8,173	$ 25,538

The accompanying notes are an integral part of this statement.

RETIREMENT PLAN ADVISORS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

| | Common Stock | | Additional Paid | Retained | Treasury | Total Stockholders' |
	Shares	Amount	In Capital	Earnings	Stock	Equity
Balances at January 1, 2007	100,000	$ 57,200	$ 31,263	$ 56,558	$ (71,500)	$ 73,521
Net Income	-	-	-	25,538	-	25,538
Balances at December 31, 2007	100,000	$ 57,200	$ 31,263	$ 82,096	$ (71,500)	$ 99,059
Net Income	-	-	-	8,173	-	8,173
Balances at December 31, 2008	100,000	$ 57,200	$ 31,263	$ 90,269	$ (71,500)	$ 107,232

The accompanying notes are an integral part of this statement.

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RETIREMENT PLAN ADVISORS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 8,173	$25,538
Adjustments to reconcile net income to net cash		
provided (used) by operating activities:		
Depreciation	337	675
Deferred Income Taxes	(71)	(143)
Change in Prepaid Income Taxes	(4,867)	2,005
Change in Accrued Income Tax Payable	(2,886)	2,886
NET CASH PROVIDED BY OPERATING ACTIVITIES	686	30,961
NET CASH FROM INVESTING ACTIVITIES		
	-	-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	-	-
NET CASH FROM FINANCING ACTIVITIES		
	-	-
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	-	-
NET INCREASE IN CASH	686	30,961
CASH		
Beginning of year	101,679	70,718
End of year	$ 102,365	$ 101,679
SUPPLEMENTAL DISCLOSURES		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ 12,574	$ 4,708

The accompanying notes are an integral part of this statement.

1. **NATURE OF OPERATIONS**

Retirement Plan Advisors, Inc. (the Company or RPA, Inc.) is a broker-dealer registered under the Securities Exchange Act of 1934 and is regulated by Financial Industry Regulatory Authority (FINRA). The Company is an Illinois Corporation. The Company has an agreement to clear transactions on a fully disclosed basis through another broker-dealer; the company is not currently executing securities transactions.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

The Company is taxed as a regular corporation under the provisions of the Internal Revenue Code Sub Chapter C. Accumulated depreciation on property and equipment gave rise to a provision for deferred income taxes.

SECURITIES AND FEES

Securities transactions and fees are recorded on the trade date as transactions occur.

DEPRECIATION

Depreciation for financial reporting purposes is computed using the straight-line method on the basis of estimated useful lives of the applicable asset. For income tax purposes the company uses Internal Revenue Services prescribed lives and accelerated methods. Deferred income taxes are recognized for the temporary differences between financial reporting and income tax, if any.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash accounts, money market accounts, certificates of deposit and investments with maturity of three months or less when purchased to be cash equivalents.

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3. RELATED PARTIES

The Company is an affiliate with Retirement Plan Advisors, LLC (RPA, LLC), Mexico Road Property, LLC and DC Plan Consultants, LLC by way of certain shareholders being members of the respective LLC'S. During the years ended December 31, 2008 and 2007, the related companies shared certain operating and overhead costs such as legal, insurance, rent, utilities, and telephone, and provided management and consulting. The Company's share of these costs is reflected in the Statement of Operations. The following is a recap of the management and consulting fees for the years ended December 31, 2008 and 2007:

	2008	2007
Administration/Operations Charges from RPA, LLC	$1,224,579	$1,268,419
Consulting and Service Fees Billed and Paid by RPA, LLC	$ 182,037	$ 124,170

RPA, Inc. owed nothing to RPA, LLC at December 31, 2008 and 2007.

4. RETIREMENT BENEFITS

During the year ended December 31, 2002 the company adopted a defined contribution retirement plan (Simple-IRA) covering substantially all employees meeting certain eligibility provisions as defined by the Internal Revenue Code. Contributions to the plan are determined within the Internal Revenue Code and the discretion of the Board of Directors. Contributions made to the plan for eligible employees were $37,994 and $31,900 for the years ended December 31, 2008 and 2007, respectively.

5. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in various deposit accounts in a bank, which is a high credit quality financial institution. The balances at times, may exceed statutory insured limits.

6. NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change daily, however, as of December 31, 2008, the Company had net capital and net capital requirements of approximately $102,365 and $5,000 respectively. The net capital rule may effectively restrict the withdrawal of shareholder's equity.

SUPPLEMENTAL INFORMATION

BROKER OR DEALER RETIREMENT PLAN ADVISORS, INC.	AS OF DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL

Total Stockholders Equity from Statement of Financial Condition		$107,232
Deduct: Stockholders' Equity not allowable for Net Capital		-
Total ownership equity qualified for Net Capital		107,232
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
B. Other (deductions) or allowable credits (list)		
Total capital and allowable subordinated liabilities		107,232
Deductions and/or charges:		
A. Total nonallowable assets* from Statement of Financial Condition		
(Notes B and C)	$ 4,867	
B. Secured demand note deficiency	-	
C. Commodity futures contracts and spot commodities-		
proprietary capital charges	-	
D. Other deductions and/or charges- deposit in transit	-	
Other additions and/or allowable credits (list)		4,867
Net capital before haircuts on securities positions		102,365
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):		
A. Contractual securities commitments	-	
B. Subordinated securities borrowings	-	
C. Trading and investment securities:	-	
1. Exempted securities	-	
2. Debt securities	-	
3. Options	-	
4. Other securities	-	
D. Undue Concentration	-	
E. Other (list) 2% on money market fund-clearing deposit	-	-
Net capital		$ 102,365

* Nonallowable assets are as follows:		
Property and Equipment	$ -	
Prepaid Income Taxes	4,867	
Other assets	-	
	$ 4,867	

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BROKER OR DEALER RETIREMENT PLAN ADVISORS, INC.	AS OF DECEMBER 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 18)	$ -
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13. Net capital requirement (greater of line 11 or 12)	5,000
14. Excess net capital (line 10 less 13)	97,365
15. Excess net capital at 1000% (line 10 less 10% of line 18)	$ 102,365

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.1. Liabilities from Statement of Financial Condition	-
17. Add:	
A. Drafts for immediate credit	-
B. Market value of securities borrowed for which no equilivant value is paid or credited	-
C. Other unrecorded amounts (list)	-
18. Total aggregate indebtedness	$ -
19. Percentage of aggregate indebtedness to net capital (line 18 divided by line 10)	35%
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	-

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	-
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	-
23. Net capital requirement (greater of line 21 or 22)	-
24. Excess net capital (line 10 less 23)	$ 102,365
25. Net capital in excess of the greater of:	
A. 5% of combined aggregate debit items of $120,000	-

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker/dealer and, for each subsidiary to be consolidated, the greater of:

    1. Minimum dollar net capital requirement, or

    2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company and partner's securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide list of material nonallowable assets.

RETIREMENT PLAN ADVISORS, INC.
Reconciliation of Net Capital as reported in the Company's
Unaudited FOCUS Report to the Computation Herein
 December 31, 2008

Net capital as reported in the Company's unaudited FOCUS Report-Part IIA filing		$ 102,365
Audit adjustment		-
Net capital as reported herein		$ 102,365

BROKER OR DEALER	RETIREMENT PLAN ADVISORS, INC.	AS OF DECEMBER 31, 2008

EXEMPTIVE PROVISION UNDER RULE 15C3-3

Identify below the section which an exemption from Rule 15c3-3 is claimed:

A. (k)(1)-$5,000 capital category as per rule 15c3-1   X

B. (k)(2)(I)-"Special Account for the Exclusive Benefit of Customers" maintained

C. (k)(2)(II)-All customer transactions cleared through another broker/dealer on a fully disclosed basis

    Name of Clearing firm: Cambridge Investment Research, Inc.

D. (k)(3)-Exempted by order of the Commission

Russell P. Cannizzo & Company
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

415 E. GOLF ROAD
SUITE 119
ARLINGTON HEIGHTS, ILLINOIS 60005

(847) 718-0964
FAX # (847) 718-0965
E-MAIL: CONTACTUS@RPCCO.COM

Independent Auditors' Report on Internal Control

To the Board of Directors
Retirement Plan Advisors, Inc.

In planning and performing our audits of the financial statements of Retirement Plan Advisor's, Inc. (the "Company") for the years ended December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control, including control activities for safeguarding securities and financial reporting, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).
2. Complying with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the Recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the procedures referred to above, error or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

A control deficiency exists when the design or operation of the specific internal control components does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

The Company, because of its size and limited personnel, is unable to maintain adequate separation of the various accounting functions. However, management informs us that there is close supervision of the accounting records on a daily basis, thus mitigating the lack of separation of functions. In view of this supervision, we noted no matters involving the Company's internal control and its operation, including controls for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 and 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

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